UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

As previously disclosed, on April 22, 2024, Tantech Holdings Ltd, a British Virgin Islands company (the “Company”) entered into a  securities purchase agreement (the “Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors and the Investors agreed to purchase from the Company an aggregate of 4,200,000 units and pre-funded units at a purchase price of $0.50 per unit (less $0.0001 per pre-funded unit) for aggregate gross proceeds of $2.1 million (the “Private Placement”).

The closing of the Private Placement was completed on May 1, 2024. In connection with the Private Placement, the Company sold an aggregate of 42,000,000 units and pre-funded units. The pre-funded units were sold at the same purchase price as the units, less the pre-funded warrant exercise price of $0.0001. The pre-funded warrants are immediately exercisable and will not expire until exercised in full. Each unit and pre-funded unit consists of one common share (or pre-funded warrant), two Series A warrants each exercisable for one common share at an exercise price of $0.75 per common share and one Series B warrant to purchase such amount of common shares as will be determined on the Reset Date (as defined in Series B Warrant) at an exercise price of $0.0001 per common share. The Series A and B warrants were exercisable upon issuance and have a term of 5.5 years from the issuance date. The number of securities issued under the units and pre-funded units is subject to adjustment as described in more detail in the current report on Form 6-K (the “Report”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 26, 2024 in connection with the Private Placement. No actual units or pre-funded units were issued in connection with the Private Placement. The common shares, pre-funded warrants and Series A and B warrants comprising the units and pre-funded units were issued separately.

The offering was conducted pursuant to a placement agency agreement dated April 22, 2024, between the Company and Maxim Group LLC (the “Maxim”). The Company paid Maxim a placement fee of $157,500, which was equal to 7.50% of the gross cash proceeds received in the Private Placement, and certain expenses disclosed in more detail in the Report.

The Private Placement was conducted in reliance on an exemption from registration pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended. Pursuant to a registration rights agreement the Company entered into with the Investors in connection with the Private Placement, the Company has agreed to file and maintain a registration statement with the SEC to register the resale of the common shares and the common shares underlying the warrants and the pre-funded warrants.

This Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-274274) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: May 8, 2024	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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